August 31, 2021

FILED VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed on August 27, 2021 File No. 333-257932

Ladies and Gentlemen:

On behalf of our client, Enphys Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated August 30, 2021 to the Company (the “Comment Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on August 27, 2021.  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 4 to the Registration Statement (“Amendment No. 3”) together with this response letter.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and the Staff comment below (which are references to the Registration Statement filed on August 27, 2021), all page references herein correspond to the page of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 Filed August 27, 2021

Report of Independent Public Accounting Firm, page F-2

1.
It appears that the dual dating of the audit report should reference the revised disclosures in Notes 5 and 9, rather than Notes 4 and 9. Please advise or revise as appropriate. It also appears that the consent of the independent registered public accounting firm included as Exhibit 23.1 should be similarly revised. In addition, the disclosure provided in Note 9 with respect to the 80,000 Founders Shares to be issued to the independent directors should also reference the related disclosures provided in Note 5, rather than Note 4 to the financial statements.

The Company respectfully advises the Staff that that the audit report, the consent of the independent registered public accounting firm included as Exhibit 23.1 and Note 9 of the notes to the financial statements of the Company have been revised to reflect the appropriate references, as noted in the Staff’s comment.

Securities and Exchange Commission
August 31, 2021

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We hope the foregoing has been responsive to the Staff’s comment. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 856-8362 or jmccaffrey@brownrudnick.com.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Jorge de Pablo, Chief Executive Officer Todd Emmerman, Esq., Brown Rudnick LLP Derek Dostal, Esq., Davis Polk LLP